Calculation of the Registration Fee

Title of Each Class of Securities	Maximum Aggregate Offering
Offered	Price	Amount of Registration Fee(1)(2)
Notes	$1,145,000	$45.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $45.00 is offset against the registration fee due for this offering and of which $ $529,801.23 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 912/B dated August 21, 2008
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S. $1,145,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Crude Oil-Linked Dual Participation Notes
Due August 22, 2011

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•      Senior unsecured obligations of Lehman Brothers Holdings Inc.

•      CUSIP: 5252M0GX9

•      ISIN: US5252M0GX98

•      Principal Amount: U.S.$1,145,000

•      The notes are designed for investors who believe that Crude OilREF will remain strictly within the Crude Oil Range during the Observation Period.

•      Upsize Trade Date: August 21, 2008

•      Original Trade Date: August 8, 2008

•      Issue Date: August 22, 2008

•      Crude Oil: Light sweet crude oil (as defined in “Description of the Notes” below).

•      Maturity Date: August 22, 2011, or if such day is not a New York business day, the immediately succeeding New York business day, subject to the occurrence of a Change in Law Redemption Event (as described in “Description of the Notes—Change in Law Redemption Event” below).

•      Valuation Date: August 15, 2011, or if such day is not an Exchange Business Day (as defined in “Description of the Notes” below), the immediately preceding Exchange Business Day; provided that, upon the occurrence of a Change in Law Redemption Event or the occurrence of a Disruption Event, the Valuation Date may be adjusted (as described in “Description of the Notes—Disruption Events” below).

•      Observation Period: From and including the Original Trade Date to and including the Valuation Date.

•      The notes are 100% principal protected if held to maturity.

•      Denominations: U.S. $1,000 and whole multiples of U.S. $1,000 in excess thereof.

Payments:

•      No interest payments during the term of the notes.

•      Redemption Amount: A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

•      Supplemental Redemption Amount: A single U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:

(A)  $1,000 times the Participation Rate times the Crude Oil Return, if Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%; or

(B)   $1,000 times the Participation Rate times the product of –1 times the Crude Oil Return, if Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%; or

(C)   $1,000 times the Partial Participation Rate times the Crude Oil Return, if Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%; or

(D)  $1,000 times the Partial Participation Rate times the product of –1 times the Crude Oil Return, if Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%.

•      Participation Rate: 150%

•      Partial Participation Rate: 40%

•      Crude OilREF: For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

•    Crude Oil Range:

Lower Barrier	Upper Barrier

$57.60	$172.80

(Equal to the Crude	(Equal to the Crude
Oil Strike * 50%)	Oil Strike * 150%)

•      Crude Oil Strike: $115.20 (equal to the Crude Oil Price on the Original Trade Date).

•      Final Crude Oil Price: The Crude Oil Price on the Valuation Date

•      Crude Oil Return: a quotient, the numerator of which is the difference of the Final Crude Oil Price minus the Crude Oil Strike and the denominator of which is the Crude Oil Strike, expressed as a percentage rounded to three decimal places.

•      Crude Oil Contract: The first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

•      Crude Oil Price: The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total (1)
Public offering price(2)	100.00%	U.S.$1,145,000
Underwriting discount(3)	2.00%	U.S.$22,900
Proceeds to Lehman Brothers Holdings Inc.	98.00%	U.S.$1,122,100

(1)           The notes will be issued in an aggregate principal amount of $1,145,000 and will form a single tranche with the $1,700,000 aggregate principal amount of Medium-Term Notes, Series I, due August 22, 2011 that Lehman Brothers Holdings will issue on August 22, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $2,845,000.

(2)           The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)           Lehman Brothers Inc. will receive commissions of $20.00 per $1,000 principal amount, or 2.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about August 22, 2008.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

August 21, 2008

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 and begin on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of Crude Oil and the Crude Oil Contract.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings Inc., except subordinated debt, and will mature on August 22, 2011 (or if such day is not a New York business day, the next succeeding New York business day, subject to the occurrence of a Change in Law Redemption Event (as described in “Description of the Notes—Change in Law Redemption Event” below)).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the Maturity Date?

At maturity, you will receive a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

The Supplemental Redemption Amount is a single U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:

(A)  $1,000 times the Participation Rate times the Crude Oil Return, if Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%; or

(B)   $1,000 times the Participation Rate times the product of –1 times the Crude Oil Return, if Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%; or

(C)   $1,000 times the Partial Participation Rate times the Crude Oil Return, if Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%; or

(D)  $1,000 times the Partial Participation Rate times the product of –1 times the Crude Oil Return, if Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%.

The Participation Rate is 150%.

The Partial Participation Rate is 40%.

The Crude OilREF is, for any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

The Crude Oil Range is as follows:

Lower Barrier	Upper Barrier

$57.60	$172.80

(Equal to the Crude	(Equal to the Crude
Oil Strike * 50%)	Oil Strike * 150%)

The Crude Oil Strike is $115.20 (equal to the Crude Oil Price on the Original Trade Date).

The Final Crude Oil Price is the Crude Oil Price on the Valuation Date

The Crude Oil Return is a quotient, the numerator of which is the difference of the Final Crude Oil Price minus the Crude Oil Strike and the denominator of which is the Crude Oil Strike.

The Crude Oil Contract is the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

The Crude Oil Price is the official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

The Valuation Date is August 15, 2011, or if such day is not an Exchange Business Day (as defined in

“Description of the Notes” below), the immediately preceding Exchange Business Day; provided that upon the occurrence of a Change in Law Redemption Event or the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Description of the Notes—Disruption Events” below).

The Observation Period is the period from and including the Original Trade Date to and including the Valuation Date.

You can review hypothetical Redemption Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples”.

How will I be able to find the price of the Crude Oil Contract at any point in time?

You can obtain the price of the Crude Oil Contract at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 and page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) has occurred with respect to Crude Oil and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Crude Oil Price using the Final Crude Oil Price on the immediately succeeding Exchange Business Day on which no Disruption Event occurs or is continuing, or under certain circumstances, as set forth under “Description of the Notes,” the Calculation Agent will determine the Final Crude Oil Price on such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant, as described in “Description of the Notes” below.

What happens upon the occurrence of a Change in Law Redemption Event?

Upon the occurrence of a Change in Law (as defined under “Description of the Notes—Change in Law Redemption Event”) that, in the sole discretion of the Calculation Agent, would have an adverse effect upon, or otherwise require Lehman Brothers Holdings or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which Lehman Brothers Holdings or its affiliates have hedged the commodity exposure under the notes, we may, but are not obligated to, redeem the notes in whole (but not in part) in accordance with the provisions set forth below in “Description of the Notes—Change in Law Redemption Event.”  Legislation has been introduced in Congress that if enacted could result in the notes being redeemed prior to the Maturity Date.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary–Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

Lehman Brothers Holdings Inc. is rated A2 by Moody’s, A by Standard & Poor’s and A+ by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What are the roles of Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and Lehman Brothers Commodity Services Inc., another of our subsidiaries, will be the calculation agent for purposes of determining the Redemption Amount as well as determining whether a Disruption Event or Change in Law Redemption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Crude Oil Contract or in other instruments, such as options, swaps or futures, based on Crude Oil. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the price of the Crude Oil Contract during the term of the notes. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Crude Oil Contract or Crude Oil. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement. An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the MTN prospectus supplement. In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The notes do not bear interest, and your return on the notes will depend solely on the trading price of Crude Oil during the Observation Period and the Crude Oil Return on the Valuation Date (which in turn depends on the Final Crude Oil Price).  If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period, the Supplemental Redemption Amount will equal the product of the absolute value of the Crude Oil Return and the Partial Participation Rate, and you will not participate fully in any possible increase or decrease of the Oil Price on the Valuation Date relative to the Oil Strike.  Furthermore, irrespective of whether Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period, if the Crude Oil Return is equal to 0.000% on the Valuation Date, you will receive at maturity only the repayment of your principal amount, with no additional return.

Because the notes are linked solely to the Crude Oil Contract, an investment in the notes will be less diversified than other notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in Crude Oil.  The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the Crude Oil Price and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes prior to the Maturity Date, you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lehman Brothers Holdings Inc. may redeem the notes upon the occurrence of a Change in Law Redemption Event.

Lehman Brothers Holdings Inc. has the right, to redeem or “call” all of your notes without your consent upon the occurrence of a Change in Law (as defined under “Change in Law Redemption Event” below) that, in the sole discretion of the Calculation Agent, would have an adverse affect upon, or otherwise require Lehman Brothers Holdings Inc. or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which Lehman Brothers Holdings Inc. or its affiliates have hedged the commodity exposure under the notes.  This does not mean that you have any right to require Lehman Brothers Holdings Inc. to repay your notes prior to maturity.

The Crude Oil Contract is subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could negatively affect the Crude Oil Price.  For example, the United States House of Representatives and the United States Senate are currently considering legislation (the Commodity Markets Transparency and Accountability Act of 2008 and the Stop Excessive Energy Speculation Act of 2008, respectively) intended to decrease speculation and increase transparency in the commodity markets.  If enacted the legislation would, among other things, require the Commodity Futures Trading Commission (“CFTC”) to adopt rules establishing position limits on positions that are not established pursuant to “bona fide” or “legitimate” hedging as defined in the proposed legislation.

If such restrictions are imposed on market participants, Lehman Brothers Holdings Inc. (or its affiliates) may be unable to effect transactions necessary to hedge its obligations under the notes, in which case Lehman Brothers Holdings Inc. will have the right, but not the obligation, to redeem your notes on the applicable Change in Law Redemption Date and pay you a Redemption Amount determined by the Calculation Agent in the manner described in “Change in Law Redemption Event” above.  If Lehman Brothers Holdings Inc. exercises its right to redeem the notes upon the occurrence of a Change in Law Redemption Event, the Supplemental Redemption Amount (and related Redemption Amount) you receive, if any, may be less than the Supplemental Redemption Amount (and related Redemption Amount) you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Change in Law Redemption Date in a comparable investment.  Lehman Brothers Holding Inc.’s right to redeem the notes upon the occurrence of a Change in Law may also adversely impact your ability to sell your notes, and/or the price at which you may be able to sell your notes, following the occurrence of such Change in Law.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CDTC as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

DESCRIPTION OF THE NOTES

The U.S.$1,145,000 aggregate principal amount of 100% Principal Protected Crude Oil-Linked Dual Participation Notes Due August 22, 2011 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings.  The CUSIP number for the notes is 5252M0GX9 and the ISIN number is US5252M0GX98. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in an aggregate principal amount of $1,145,000 and will form a single tranche with the $1,700,000 aggregate principal amount of Medium-Term Notes, Series I, due August 22, 2011 that Lehman Brothers Holdings will issue on August 22, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $2,845,000.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of August 22, 2011 or if such day is not a New York business day, the immediately succeeding New York business day, subject to the occurrence of a Change in Law Redemption Event (as described in “—Change in Law Redemption Event” below).

The notes are offered as commodity-linked notes with a Redemption Amount determined by reference to (i) the Final Crude Oil Price in relation to the Crude Oil Strike; and (ii) Crude OilREF in relation to the Crude Oil Range.

“Crude Oil” is light sweet crude oil.

The “Redemption Amount” is a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

The “Supplemental Redemption Amount” is a single U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:

(A)  $1,000 times the Participation Rate times the Crude Oil Return, if Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%; or

(B)  $1,000 times the Participation Rate times the product of –1 times the Crude Oil Return, if Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%; or

(C)  $1,000 times the Partial Participation Rate times the Crude Oil Return, if Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%; or

(D)  $1,000 times the Partial Participation Rate times the product of –1 times the Crude Oil Return, if Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%.

The “Participation Rate” is 150%.

The “Partial Participation Rate” is 40%.

The “Crude Oil REF” is, for any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

The “Crude Oil Range” is as follows:

Lower Barrier	Upper Barrier

$57.60	$172.80

(Equal to the Crude	(Equal to the Crude
Oil Strike * 50%)	Oil Strike * 150%)

The “Crude Oil Strike” is $115.20 (equal to the Crude Oil Price on the Original Trade Date).

The “Final Crude Oil Price” is the Crude Oil Price on the Valuation Date

The “Crude Oil Return” is a quotient, the numerator of which is the difference of the Final Crude Oil Price minus the Crude Oil Strike and the denominator of which is the Crude Oil Strike, expressed as a percentage rounded to three decimal places.

The “Upsize Trade Date” is August 21, 2008

The “Original Trade Date” was August 8, 2008.

The “Issue Date” is August 22, 2008.

The “Crude Oil Contract” is the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

The “Crude Oil Price” is the official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

The “Relevant Exchange” is the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

The “Valuation Date” is August 15, 2011, or if such day is not an Exchange Business Day, the immediately preceding Exchange Business Day; provided that, upon the occurrence of a Change in Law Redemption Event or the occurrence of a Disruption Event, the Valuation Date may be adjusted (as described below).

The “Observation Period” is the period from and including the Original Trade Date to and including the Valuation Date.

An “Exchange Business Day” is a day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in the sole discretion of the Calculation Agent, would have an adverse affect upon, or otherwise require Lehman Brothers Holdings or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which Lehman Brothers Holdings or its affiliates have hedged the commodity exposure under the notes, we may, but are not obligated to, redeem the notes in whole (but not in part) in accordance with the provisions set forth below.  For purposes of the above, “Change in Law” means the adoption of, or change in, any applicable law, rule or regulation, or the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule or regulation, occurring after the Original Trade Date.

If we elect to redeem the notes following the occurrence of a Change in Law, the Valuation Date will be deemed to be the first Exchange Business Day on which such Change in Law occurred, as determined in the sole discretion of the Calculation Agent, acting in good faith, and the notes will be redeemed on the fifth Business Day following the Valuation Date so adjusted (the “Change in Law Redemption Date”) at a Redemption Amount determined in accordance with Redemption Amount as defined above; provided that, in calculating the Supplemental Redemption Amount for the Redemption Amount, the Calculation Agent shall determine the Final Crude Oil Price on the adjusted Valuation Date in its sole and absolute discretion, taking into account the latest available quotation for Crude Oil and any other information that in good faith it deems relevant.  All amounts that may otherwise be payable following such Change in Law Redemption Date shall cease to be payable.  As promptly as possible and in no event later than the New York business day immediately following the adjusted Valuation Date, we will provide written notice of the Change in Law Redemption Event to DTC.

Disruption Events

If a Disruption Event is in effect on any day during the Observation Period, to but excluding the earlier of (a) the Valuation Date and (b) any Exchange Business Day during the Observation Period where Crude OilREF trades outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier), and for so long as such Disruption Event is continuing, the Calculation Agent will determine the Crude OilREF on such day in its sole and absolute discretion taking into account the latest available quotation for the Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (A), (B) or (C) below has occurred and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Crude Oil Price on the immediately succeeding Exchange Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Exchange Business Days following the scheduled Valuation Date, then (a) that third scheduled Exchange Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Final Crude Oil Price on such day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Final Crude Oil Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

(C)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

(D)	the occurrence since the Original Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

(E)	the occurrence since the Original Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)   a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)   a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)   a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings Inc., the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES

The Redemption Amount payable on the Maturity Date will be determined by the Crude Oil Return, which is dependent on the Final Crude Oil Price.  If Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus $1,000 times the Participation Rate times the absolute value of the Crude Oil Return.  If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus $1,000 times the Partial Participation Rate times the absolute value of the Crude Oil Return.

The table and examples below illustrate the hypothetical Supplemental Redemption Amount at maturity per $1,000 principal amount of notes, based on hypothetical Final Crude Oil Prices (which will be determined on the Valuation Date) and the consequent range for the Crude Oil Return from +70.0% to –70.0% (i.e., from 70% appreciation to 70% depreciation in the Final Crude Oil Price relative to the Crude Oil Strike).  The table and examples below are based on hypothetical values for Crude OilREF during the hypothetical Observation Period, as well as the Lower Barrier of $57.60, an Upper Barrier of $172.80 and the Crude Oil Strike of $115.20 (each of which was determined on the Original Trade Date).  The following results are based solely on the hypothetical examples cited; the Final Crude Oil Prices and associated Crude Oil Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Low / High Crude OILREF during the Observation Period	Final Crude Oil Price	Crude Oil Return	Was Crude OILREF strictly within the Crude Oil Range during the Observation Period?	Supplemental Redemption Amount		Principal		Redemption Amount

$100.00 / $220.00	$195.84	70%	No	$280.00	+	$1,000.00	=	$1,280.00

$110.00 / $200.00	$184.32	60%	No	$240.00	+	$1,000.00	=	$1,240.00

$95.00 / $195.00	$172.80	50%	No	$200.00	+	$1,000.00	=	$1,200.00

$105.00 / $170.00	$161.28	40%	Yes	$600.00	+	$1,000.00	=	$1,600.00

$85.00 / $160.00	$149.76	30%	Yes	$450.00	+	$1,000.00	=	$1,450.00

$45.00 / $145.00	$138.24	20%	No	$80.00	+	$1,000.00	=	$1,080.00

$65.00 / $160.00	$126.72	10%	Yes	$150.00	+	$1,000.00	=	$1,150.00

$65.00 / $125.00	$115.20	0%	Yes	$0.00	+	$1,000.00	=	$1,000.00

$45.00 / $145.00	$115.20	0%	No	$0.00	+	$1,000.00	=	$1,000.00

$80.00 / $170.00	$103.68	–10%	Yes	$150.00	+	$1,000.00	=	$1,150.00

$50.00 / $125.00	$92.16	–20%	No	$80.00	+	$1,000.00	=	$1,080.00

$45.00 / $190.00	$80.64	–30%	No	$120.00	+	$1,000.00	=	$1,120.00

$70.00 / $140.00	$69.12	–40%	Yes	$600.00	+	$1,000.00	=	$1,600.00

$50.00 / $170.00	$57.60	–50%	No	$200.00	+	$1,000.00	=	$1,200.00

$40.00 / $130.00	$46.08	–60%	No	$240.00	+	$1,000.00	=	$1,240.00

$30.00 / $140.00	$34.56	–70%	No	$280.00	+	$1,000.00	=	$1,280.00

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: During the Observation Period, Crude OilREF reached a high of $170.00 and a low of $80.00, remaining strictly within the Crude Oil Range.  On the Valuation Date, the Final Crude Oil Price of $144.00 was greater than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 25%.  Because Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $375.00 and the Redemption Amount payable at maturity is equal to $1,375.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (144.00 – 115.20)/ 115.20 = 25%

Supplemental Redemption Amount = ($1,000 x 150% x 25%) = $375

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $375 = $1,375

Example 2: During the Observation Period, Crude OilREF reached a high of $170.00 and a low of $70.00, remaining strictly within the Crude Oil Range.  On the Valuation Date, the Final Crude Price of $80.64 was less than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of –30%. Because Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $450.00 and the Redemption Amount payable at maturity is equal to $1,450.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (80.64 – 115.20)/ 115.20 = –30%

Supplemental Redemption Amount = ($1,000 x 150% x [–1 x –30%]) = $450

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $450 = $1,450

Example 3: During the Observation Period, Crude OilREF reached a high of $195.00 and a low of $95.00, exceeding the Upper Barrier.  On the Valuation Date, the Final Crude Oil Price of $161.28 was greater than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 40%.  Because Crude OilREF exceeded the Upper Barrier, the Supplemental Redemption Amount is equal to $160.00 and the Redemption Amount payable at maturity is equal to $1,160.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (161.28 – 115.20)/ 115.20 = 40%

Supplemental Redemption Amount = ($1,000 x 40% x 40%|) = $160

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $160 = $1,160

Example 4: During the Observation Period, Crude OilREF reached a high of $145.00 and a low of $45.00, falling below the Lower Barrier.  On the Valuation Date, the Final Crude Oil Price of $46.08 was less than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of –60%.  Because Crude OilREF fell below the Lower Barrier, the Supplemental Redemption Amount is equal to $240.00 and the Redemption Amount payable at maturity is equal to $1,240.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (46.08 – 115.20)/ 115.20 = –60%

Supplemental Redemption Amount = ($1,000 x 40% x [–1 x –60%]) = $240

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $240 = $1,240

Example 5: During the Observation Period, Crude OilREF reached a high of $125.00 and a low of $65.00, remaining strictly within the Crude Oil Range.  On the Valuation Date, the Final Crude Oil Price of $115.20 was the same as the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 0%. Although Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $0.00 and the Redemption Amount payable at maturity is equal to $1,000.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (115.20 – 115.20)/ 115.20 = 0%

Supplemental Redemption Amount = ($1,000 x 150% x 0%]) = $0

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $0 = $1,000

Example 6: During the Observation Period, Crude OilREF reached a high of $145.00 and a low of $45.00, falling below the Lower Barrier.  On the Valuation Date, the Final Crude Oil Price of $115.20 was the same as the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 0%.  Because the Crude Oil Return was 0%, the Supplemental Redemption Amount is equal to $0.00 and the Redemption Amount payable at maturity is equal to $1,000.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (115.20 – 115.20)/ 115.20 = 0%

Supplemental Redemption Amount = ($1,000 x 40% x [–1 x 0%]) = $0

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $0 = $1,000

HISTORICAL PRICES

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from August 8, 2003 through August 8, 2008, using historical data obtained from Bloomberg Financial Services; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, the Final Crude Oil Price or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether the Crude Oil Return will be greater or less than zero and, consequently, the Redemption Amount payable at maturity.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

INFORMATION ON THE CRUDE OIL CONTRACT

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, non-oxygenated gasoline, heating oil and natural gas, and is the largest exchange in North America for the trading of platinum group metals contracts. NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform.

The Crude Oil Contract

The Redemption Amount payable on the Maturity Date will be determined by reference to the official settlement price on the Valuation Date of the Crude Oil Contract traded on NYMEX.  Lehman Brothers Holdings Inc. has derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Price is displayed on Bloomberg under symbol “CL1” and on Reuters under symbol “0#CL”.

The Crude Oil Price is the U.S. dollar cash buyer settlement price (per barrel, in the case of Crude Oil and per gallon in the case of Heating Oil) of the “first nearby month” contract traded on NYMEX.  The “first nearby month” contract is, at any given time, the contract next scheduled for settlement.  For example, in August 2008, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the September 2008 futures contract, which is the contract for delivery of the commodity in September 2008.  After the contract terminates trading in that month, the first nearby contract will be the October 2008 futures contract, which is the contract for delivery of the commodity in October 2008.

The Crude Oil contract trades on NYMEX in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. Trading in the Crude Oil contract terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month (or if the 25th calendar day of the month is a non-business day, on the third business day prior to the business day preceding the 25th calendar day).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

Based on the interest rate environment on the Original Trade Date, Lehman Brothers Holdings estimates that the comparable yield of the notes would be an annual rate of approximately 7.56%, compounded semi-annually.  Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until the notes are issued.

You can obtain the comparable yield and projected payment schedule by submitting a written request to Lehman Brothers Holdings at the following address:

Lehman Brothers

70 Hudson Street

Attn: OID Inquiry 10th Floor

Jersey City, NJ 07302-4585

201-499-9978

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 2.00%.

After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$1,145,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

CRUDE OIL-LINKED DUAL PARTICIPATION NOTES

DUE AUGUST 22, 2011

PRICING SUPPLEMENT

AUGUST 21, 2008

(INCLUDING PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS